UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 27, 2025

Dimitri Elkin
Chief Executive Officer
Twelve Seas Investment Company III
2685 Nottingham Avenue
Los Angeles, CA 90027

Re: Twelve Seas Investment Company III
Draft Registration Statement on Form S-1
Submitted January 31, 2025
CIK 0002052243

Dear Dimitri Elkin:

We have reviewed your draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted January 31, 2025

Cover Page

1. In clause (iii) of your explanation of the anti-dilution provision of the Class B shares, please clarify whether redemptions by Class A holders in connection with a charter amendment will be subtracted from the calculation.
2. We note your disclosure that anti-dilution rights of the founder shares may result in material dilution to your public shareholders. Please revise to discuss whether any other compensation to be paid or securities issued to the sponsor, its affiliates, and promoters, including but not limited to securities to be issued upon the conversion of loans, the issuance of shares upon changes to the size of the offering, or the conversion of private placement rights, may result in a material dilution of the purchasers’ equity interests. See Item 1602(a)(3) of Regulation S-K.

3. We note disclosure on page 20 that if you increase or decrease the size of the offering, you will effect a share capitalization or other mechanism with respect to the Class B shares so as to maintain the ownership of the founder shares by your initial shareholders, on an as-converted basis, at 25% of your issued and outstanding ordinary shares upon consummation of the offering. Please discuss these provisions, which could involve the issuance of additional shares, on the cover page and in the discussions of securities that may become issuable to the sponsor in the section "Our Sponsor" on pages 20 and 111.

Summary
Our Business Strategy -- Non-U.S. Geographic Opportunity
Competitive Differentiation, page 11

4. We note your disclosure that "[b]ecause we have limited experience in China, as a general rule, we will not pursue opportunities related to China." Please clarify whether you will or will not pursue opportunities related to China. If you will pursue opportunities related to China, please provide appropriate disclosure, including risk factor disclosure.

Anticipated expenses and funding sources, page 29

5. Please reconcile the statement that no proceeds held in the trust account will be available for your use except that interest may be withdrawn from the trust account to pay taxes with the statement that you may pay expenses from interest withdrawn from the trust account.

Redemption rights for public shareholders upon completion of our initial business combination, page 33

6. Please explain why non-managing sponsor investors will potentially have different interests than your other public shareholders in approving the business combination if they purchase all of the units for which they have expressed an interest. It appears that non-managing sponsor investors will in fact have different interests from public shareholders regardless of the amount of units they purchase because they will indirectly own founder shares.

Conflicts of Interest, page 40

7. Please expand your disclosure here and in the Conflicts of Interest disclosure beginning on page 151 to disclose that your sponsor, officers and directors have complete discretion as to which blank check company they choose to pursue a business combination with and the order in which they pursue business combinations for any of their existing or future blank check companies, consistent with your disclosure on page 81.

We may not be able to complete an initial business combination . . ., page 72

8. We note your statement that your sponsor is a limited liability company formed in Delaware and is not controlled by, nor has substantial ties with, a non-U.S. person. Please revise to include a statement as to whether your sponsor has any members who are non-U.S. persons.

Underwriting, page 192

9. Revise the table of underwriting discounts and commissions to include all items considered by FINRA to be underwriting compensation, including the private placement units to be purchased by CCM. Please see Item 508(e) of Regulation S-K.

Please contact Babette Cooper at 202-551-3396 or Mark Rakip at 202-551-3573 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) E. Alper at 202-551-3329 or Pamela Long at 202-551-3765 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction